Exhibit 74

EXECUTION VERSION

PURCHASE AGREEMENT

This Purchase Agreement (this “Purchase Agreement”), dated as of May 16, 2025, is entered into by and between Cantor Fitzgerald, L.P., a Delaware limited partnership (the “Partnership”), and Howard W. Lutnick (“Seller”).

WHEREAS, Seller owns 8,973,721 shares of Class B Common Stock, par value one cent ($0.01) per share of BGC Group, Inc. (“BGC” and such shares, the “Purchased Interests”);

WHEREAS, Seller is willing to sell the Purchased Interests based at a price per share equal to the 3 day volume weighted average price of the Class A Common Stock, par value one cent ($0.01) per share of BGC, on the Nasdaq Global Select Market on May 16, 2025, May 15, 2025 and May 14, 2025 (such price per share, the “Stock Price”);

WHEREAS, concurrently with the execution of this Purchase Agreement, Seller, in his capacity as the trustee of the Howard W. Lutnick Revocable Trust, has entered into separate purchase agreements with the investment trustees of each of the BGL Management Trust, CJL Management Trust, KSL Management Trust and RGL Management Trust, pursuant to which each such trust shall acquire one (1) voting share of CF Group Management, Inc., a New York corporation (such purchase agreements, the “Management Trust Purchase Agreements”); and

WHEREAS, Seller desires to sell, and the Partnership desires to acquire, the Purchased Interests pursuant to the term of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.	Sale. Subject to the terms of this Purchase Agreement, the Partnership shall purchase and acquire all rights, title and interests in and to the Purchased Interests under this Purchase Agreement, free and clear of all liens (other than liens arising under the organizational documents of BGC or under applicable securities law) in exchange for payment to Seller (or his designees) of the Purchase Price (such transaction, the “Sale”). “Purchase Price” means the dollar amount equal to 8,973,721 multiplied by the Stock Price reduced by the after-tax portion of: any dividends on the Purchased Interests paid to Seller between the date of this Purchase Agreement and the closing under this Purchase Agreement and any declared but unpaid dividends on the Purchased Interests with a record date prior to the closing under this Purchase Agreement that are payable to Seller. It is the intention of the parties hereto that other than the consideration payable under this Purchase Agreement, Seller will receive no economic benefits associated with the Purchased Interests from and after the date hereof.

2.	Closing. The consummation of the Sale in accordance with the terms of this Purchase Agreement and payment of the Purchase Price to Seller (or his designee) by the Partnership is contingent on the occurrence of the closing of the transactions under the Management Trust Purchase Agreements and shall take place on the Closing Date (as defined in the Management Trust Purchase Agreements) ten (10) minutes after the closing of the transactions under the Management Trust Purchase Agreements.

3.	Governing Law. This Purchase Agreement shall be construed, interpreted and the rights of the parties determined in accordance with the internal laws of the State of Delaware without regard to its conflict of laws principles.

IN WITNESS WHEREOF, the parties have executed this Purchase Agreement on the date first set forth above.

CANTOR FITZGERALD, L.P.
a Delaware limited partnership

/s/ Brandon G. Lutnick
Name:	Brandon G. Lutnick
Title:	Chairman and Chief Executive Officer

HOWARD W. LUTNICK

/s/ Howard W. Lutnick
Name:	Howard W. Lutnick

[Signature Page to Purchase Agreement (BGC Class B Shares)]